Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 12, 2013

Relating to Preliminary Prospectus Supplement dated September 12, 2013 to Prospectus dated March 29, 2012

Registration Statement No. 333-180452

International Game Technology

Pricing Term Sheet

$500,000,000 5.350% Notes due 2023

Issuer:	International Game Technology

Title of Security:	5.350% Notes due 2023

Security Type:	SEC Registered

Principal Amount:	$500,000,000

Maturity Date:	October 15, 2023

Interest Payment Dates:	April 15 and October 15, commencing April 15, 2014

Benchmark Treasury:	2.500% due August 15, 2023

Benchmark Treasury Yield:	2.903%

Spread to Benchmark Treasury:	T + 250 bps

Re-offer Yield:	5.403%

Coupon:	5.350%

Price to Public:	99.587%

Redemption Provision:	May be redeemed at any time before 90 days prior to October 15, 2023, based on U.S. Treasury plus 40 basis points, or at par thereafter

Use of Proceeds:	The issuer intends to use the net proceeds from this offering to redeem a portion of its 3.25% convertible notes due 2014 at maturity on or about May 1, 2014, and for general corporate purposes.

Trade Date:	September 12, 2013

Expected Settlement Date:	T + 5; September 19, 2013

CUSIP Number:	459902 AT9

ISIN Number:	US459902AT95

Ratings*:	Baa2 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated RBS Securities Inc.

Co-Managers:

Mitsubishi UFJ Securities (USA), Inc.

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

HSBC Securities (USA) Inc.

KeyBanc Capital Markets Inc.

Mizuho Securities USA Inc.

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement, the documents incorporated by reference therein, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. The information in this communication supersedes the information in the prospectus and the prospectus supplement to the extent inconsistent with the information in such prospectus and the prospectus supplement. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it from Morgan Stanley & Co. LLC, telephone: (866) 718-1649, Deutsche Bank Securities Inc., telephone: (800) 503-4611, or Goldman, Sachs & Co., telephone: (866) 471-2526.

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